Exhibit 6.7

CONTRACT FOR DEED

THIS CONTRACT FOR DEED dated March 30, 2022 is between Aspen Square, Inc., an Oklahoma corporation, whose mailing address is P.O. Box 1527, Farmington, AR 72730 (“Seller”), and Puraverde, Inc., an Oklahoma corporation, whose mailing address is 4201 East Washington Street Broken Arrow, OK 74014 (“Buyer”).

1.              Premises. Seller hereby sells to Buyer and agrees to convey to Buyer on the terms hereinafter set forth, and Buyer hereby purchases from Seller that certain tract of real property situated in Wagoner County, Oklahoma, and more fully described as follows, to-wit:

A part of Lot 1, Block 1, beginning at the SW corner of Lot 1, thence N 01°21’41”W a distance of 743.22’, thence S 83°40’52”E a distance of 206.48’, thence S 01°21’41”E a distance of 417.74’, thence S 88°38’19”W a distance of 54.63’, thence S 01°21’41”E a distance of 364.19’, thence N 67°30’58”W a distance of 164.00 back to the point of beginning, Bluebird Garden Center, a subdivision of part of the NW 1/4 of the NW 1/4 of Section 20, Township 18 North, Range 15 East of the Indian Base and Meridian, City of Broken Arrow, County of Wagoner, State of Oklahoma.

AKA 4201 East Washington Broken Arrow, OK 74014 as delineated in Exhibit A attached hereto.

together with the improvements thereon and the appurtenances thereunto belonging (herein the “Property”), SUBJECT TO easements and restrictive covenants of record and any interest in the oil, gas and other minerals within and underlying the Property previously reserved or conveyed.

2.              Term. The term of this Contract shall commence on March 1, 2019, and shall conclude on March 1, 2042.

3.              Interest Rate. The interest rate shall be six percent (6%) per annum on the remaining unpaid principal balance beginning March 1, 2019. No interest shall accrue from January 15, 2019, to March 1, 2019.

4.              Purchase Price. The purchase price for the Property is two million dollars ($2,000,000.00) payable by Buyer to Seller.

5.              Payment Schedule. Buyer shall make payments as follows:

A. March 1, 2019, to March 1, 2020. The Buyer shall make interest only payments to Seller for twelve months in the amount of $10,000 on the 1st of each month from March 1, 2019, and through February 1, 2020. Except, Buyer may defer the first 6 months of payments, so long as Buyer pays at least $2,500 per month toward the deferred payments beginning on August 1, 2019. The total balance of interest only payments is due on or before March 1, 2020.

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B.  March 1, 2020, to February 1, 2024. Beginning on March 1, 2020, Buyer shall make monthly payments to Seller in the amount of $14,328.62 per month for a total of 48 months. Said payments are based on a 20-year amortization schedule attached hereto as Exhibit B.

C.  March 1,2024. On the Maturity Date of March 1, 2024, Buyer will make an additional lump sum payment to Seller of all unpaid amount due under this Agreement.

D.  RV Units. All rents that originated from the rentals of the RV units will continue to be collected by Seller. These rents will be credited to Buyer’s interest payments each month.

6.              Property / Fixtures / Equipment. Except as otherwise stated, the purchase price is based on the property being in an “AS IS” condition and Buyer may inspect the Property at any time. All existing fixtures and fittings that are attached to the Property are included in the purchase price (unless excluded below) and shall be transferred free of liens.

7.              Utilities. Buyer shall transfer all utilities at the Property into Buyers name.

8.              Prepayment. It is expressly understood and agreed that at any time and from time to time, Buyer shall be entitled to prepay any amounts of the unpaid purchase price, either in whole or in part and without premium or penalty of any kind. Any partial prepayments shall be applied to the unpaid purchase price in the order of installment payments due hereunder.

9.              Seller’s Covenants. Seller hereby covenants and agrees as follows:

9.1          Seller’s Performance. Seller shall conform, comply with and abide by each and every stipulation, agreement, condition and covenant herein contained.

9.2         Quiet Enjoyment. Seller covenants that so long as an event of default by Buyer is not in existence, upon paying the monthly installment and performing all of its obligations under this Contract, Buyer shall peaceably and quietly enjoy the Property, subject to the terms and provisions of this Contract.

9.3         Good and Marketable Title. Seller covenants that, upon full payment of the Purchase Price Seller, it will convey good and marketable title to Buyer by General Warranty Deed.

10.            Buyer’s Covenants. Buyer hereby covenants and agrees as follows:

10.1        Maintaining. Buyer shall keep the Property in good order and in as good condition as when received, normal wear and tear of the Property excepted.

10.2       Buyer’s Performance. Buyer shall well and truly pay unto Seller the unpaid purchase price herein, and shall conform, comply with and abide by each and every stipulation, agreement, condition and covenants herein contained.

10.3       Taxes and Insurance. Buyer shall pay all ad valorem taxes to Seller. Buyer shall reimburse Seller for hazard insurance on the Property during the term of this Contract, and Seller shall cause Buyer to be a named insured on the hazard insurance policy.

10.4      Conveyance by Buyer. Without Seller’s prior written consent, Buyer shall not obtain any additional financing secured by an encumbrance on the Property nor shall Buyer sell, transfer or assign the Property or Buyer’s rights and interests as a contract vendee under this Contract.

10.5       Repairs. Buyer shall make all necessary alterations, maintenance, or repairs at Buyer’s own expense.

10.6       Compliance with Insurance. Buyer shall not do, suffer or permit anything to be done in or about the Property which will contravene the policies of insurance against loss by fire,

10.7        Leasing. Buyer may rent or sublet the Property in whole or in part without the prior consent of Seller.

10.8       Liens. Buyer shall not cause any additional liens including but not limited to a mortgage lien, judgment lien, mechanic’s and materialman’s lien, or any other lien to attach to the Property during the term of this Contract. In the event a lien is placed on the Property during the term of this Contract, Buyer covenants to pay the lien in full and obtain a release of said lien within thirty (30) days of Buyer’s notice thereof.

11.            No Right to Mortgage. Neither Seller nor Buyer shall have the right, at any time during the term of this Contract, to mortgage the Property, other than through this Contract.

12.           Conveyance to Buyer. Upon payment as above provided of the Purchase Price a general warranty deed for the Property shall be executed at the Buyer’s expense by Seller, which shall convey the Property to Buyer. Title to the Property shall be good and merchantable, free of liens and encumbrances and such other matters affecting title as do not materially adversely affect the fair market value of the Property or its use.

13.            Risk of Loss. The Property is to be held at the risk of Seller until legal title has passed or possession has been given, whichever first occurs, except that Buyer shall maintain hazard insurance.

14.            Events of Default. The occurrence of any one or more of the following shall, at the option of Seller, be considered an event of default hereof:

(a)          the failure of Buyer to pay the unpaid Purchase Price when due or any part thereof, as such amounts become due in accordance with the terms of this Contract or when accelerated pursuant to any provision herein;

(b)          the failure of Buyer to punctually and properly to perform any term, covenant, agreement or condition contained in this Contract;

(c)          if waste be committed on or the improvements be removed from the Property without the prior written consent of Seller;

(d)         condemnation of a significant portion of the Property so as to materially affect Buyer’s ability to perform the covenants, obligations and agreements herein;

(e)          if Buyer

(i)	executes an assignment for the benefit of Buyer’s creditors;

(ii)	becomes or is adjudicated as bankrupt or insolvent;

(iii)	admits in writing an inability to pay Buyer’s debts generally as they become due;

(iv)	applies for or consents to the appointment of a receiver, trustee or liquidator of a substantial part of Buyer’s assets; or

(v)	files a voluntary petition in bankruptcy; or

(f)           should the Property be seized under any writ or process of court or by any trustee acting under any mortgage or other lien.

Any provision herein to the contrary notwithstanding, in the event of any default wherein Seller shall elect to declare a default hereunder and to accelerate the maturity of Buyer’s monetary obligations hereunder, Seller agrees simultaneously to serve written notice of such default to Buyer and further agrees that Buyer will be accorded the opportunity to cure or cause to be cured any such default within thirty (30) days after Seller’s written declaration thereof; and if such default is cured to the reasonable satisfaction of Seller, Buyer will be restored to Buyer’s respective former position, rights and obligations as if no such default had occurred.

15.            Seller’s Remedies. Upon a default by Buyer, Seller, at Seller’s option and after compliance with the notice provisions herein, may do one or more of the following:

(a)          If Buyer has failed to keep or perform any covenant whatsoever contained in this Contract for Deed, Seller may, with no obligation so to do, perform or attempt to perform such covenant, and any payment made or expense incurred thereby shall be a part of the unpaid Purchase Price. No such payment by Seller shall constitute a waiver of any such default.

(b)          In the event of a monetary default by Buyer, Seller may, without notice (except as otherwise provided herein), demand or presentment, which are hereby waived by Buyer, declare the entire unpaid balance of the purchase price immediately due and payable, and Seller may proceed to foreclose this Contract for Deed, and in the event of foreclosure, the Court shall direct the sale of the Property with or without appraisement, as Seller may elect at the time judgment is rendered.

16.           Buyer’s Remedies. Upon a default by Seller, Buyer, at Buyer’s option and after compliance with the notice provisions herein, may do one or more of the following:

(a)          In the event that Seller causes a lien other than the Mortgage to be placed upon the Property during the term of this Contract or before the final purchase price is paid, Buyer may deduct the amount of the lien from the purchase price to be paid at closing.

(b)          In the event that Seller is unable to convey good and marketable title to the Property to Buyer at closing, Buyer may complete the actions necessary to obtain good and marketable title and deduct the costs of clearing the title from the purchase price to be paid at closing.

17.           Disposition of Foreclosure Proceeds. The proceeds of any sale or foreclosure shall be applied, first to the payment of all expenses of advertising, selling and conveying the Property, including expenses for the protection of the Property and attorneys’ fees and costs; second, to the payment of interest on the remaining unpaid purchase price without preference or priority of any part; third, to the payment of the remaining unpaid purchase price owed under this Contract; and fourth, should there be any surplus, to Buyer.

18.           Covenants Run with the Land. The covenants, conditions and agreements contained in this Contract shall be deemed as running with the land and shall bind, and the benefits thereof shall inure to, the respective parties hereto and their respective successors, assigns, executors, administrators, trustees, personal representatives, or heirs.

19.           No Waiver of Rights. Any failure by Seller or Buyer to insist upon the strict performance by Seller or Buyer of any of the terms and provisions hereof shall not be deemed to be a waiver of any of the terms and provisions hereof, and Seller or Buyer, notwithstanding any such failure, shall have the right thereafter to insist upon the strict performance by Seller or Buyer of any and all of the terms and provisions of this Contract for Deed to be performed by Seller or Buyer.

20.           Other Agreements Between Buyer and Seller. Any agreement hereafter made by Buyer and Seller pursuant to this Contract for Deed shall be superior to the rights of the holder of any intervening lien or encumbrance.

21.           Notices. Whenever this Contract for Deed permits or requires any consent, approval, notice, request or demand from one party to another, the consent, approval, notice, request or demand shall be in writing and shall be deemed to have been given on the third (3rd) business day after it is enclosed in an envelope, properly stamped, sealed and deposited in the United States mail, Certified Mail, Return Receipt Requested, addressed to the party to be notified at the following address (or at such other address as may be subsequently designated in writing):

Buyer:  Puraverde, Inc.

      Peter Bishop

      4201 E. Washington St.

      Broken Arrow, OK 74014

Seller:   Aspen Square, Inc.

      Charles Palmer

28.           Amendment. This Contract for Deed cannot be modified, amended or changed except by an agreement in writing, and signed by both parties hereto.

29.          Choice of Law. It is agreed between Buyer and Seller that the laws of the State of Oklahoma shall govern the validity, construction, interpretation and legal effect of this Contract for Deed and the rights and duties of the parties hereunder.

EXECUTED the day and year first above written.

Seller:

Aspen Square, Inc.

/s/ Charles Palmer
By: Charles Palmer, Manager (title)

Buyer:

Puraverde, Inc.

/s/ Matt Mastrangelo
By: Matt Mastrangelo, President and CEO

/s/ Ryan Bishop
By: Ryan Bishop, COO and Vice President

SCHEDULE OF EXHIBITS

EXHIBIT A:

SURVEY AND LOT SPLIT PLAN

EXHIBIT B:

LOAN AMORTIZATION SCHEDULE

The Company agrees to furnish supplementally a copy of any omitted exhibit to the Commission upon request.